Filed by Ventas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Nationwide Health Properties, Inc.
Commission File No.: 001-09028

CORPORATE PARTICIPANTS
David Smith
Ventas, Inc. — IR
Douglas Pasquale
Nationwide Health Properties — CEO
Debra Cafaro
Ventas, Inc. — Chairman, President and CEO
CONFERENCE CALL PARTICIPANTS
Michael Bilerman
Citigroup — Analyst
Jerry Doctrow
Stifel Nicolaus — Analyst
Jeffrey Spector
BofA Merrill Lynch — Analyst
Ross Nussbaum
UBS — Analyst
Rich Anderson
BMO Capital Markets — Analyst
Brian Sekino
Barclays Capital — Analyst
Robert Mains
Morgan Keegan & Co., Inc. — Analyst
Karin Ford
KeyBanc Capital Markets — Analyst
PRESENTATION
Operator
Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss Ventas, Inc.’s acquisition of Nationwide Health Properties. At this time, all participants have been placed in a listen-only mode and the floor will be open for your questions following the presentation. (Operator Instructions) Thank you. I would now like to turn the call over to Mr. David Smith, please go ahead, sir.

David Smith - Ventas, Inc. — IR
Good morning, and welcome to the conference call to discuss the combination of Ventas and Nationwide Health Properties, which was announced earlier this morning. Please refer to the slide presentation located on Ventas’ website at www.VentasREIT.com and on NHP’s website at www.NHP-REIT.com. As we start, let me express that all projections and predictions and certain other statements to be made during this conference call may be considered forward-looking statements within the meaning of the Federal Securities laws. These projections, predictions and statements are based on current beliefs, as well as on a number of assumptions concerning future events. The forward-looking statements are subject to many risks and uncertainties, and contingencies, and stockholders and others should recognize that actual results may differ materially from Ventas’ and NHP’s expectations, whether expressed or implied.

We refer you to the reports and other documents filed periodically by Ventas and NHP with the Securities and Exchange Commission for a discussion of these forward-looking statements, and other factors that could affect these forward-looking statements. Many of these factors are beyond the control of the Companies and their management. The information being provided today is as of this date only, and Ventas and NHP expressly disclaim any obligation to publicly update or revise any forward-looking statements to reflect changes in expectations.
Please note that all figures for Ventas and the combined Company are pro forma for Ventas’ previously announced transaction to acquire substantially all of the assets of privately owned Atria Senior Living Group which is expected to close in April of 2011. Your host for today’s conference call is Debra A. Cafaro, Chairman and CEO of Ventas. Also joining us is Douglas M. Pasquale, Chairman, President and CEO of NHP. With that, I will now turn the call over to Debbie.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Thank you, David, and good morning, everyone. It is truly wonderful to join you today with my new colleague, Doug Pasquale, at my side. I have great respect for Doug personally, and for everything he and his team have accomplished at NHP. We are here to talk about the transformational combination of Ventas and NHP announced earlier today. This is a tremendously exciting day for both companies.
Let me begin by telling you why this transaction makes so much sense from a macro perspective. Healthcare real estate is one of the most attractive and dynamic sectors within the real estate industry. It is also one of the largest, with over $700 billion in assets. Our sector serves one of the fastest growing segments of the US economy, healthcare, which is expected to reach 20% of US GDP later this decade. We also benefit from strongly favorable industry supply demand fundamentals.
In short, the healthcare real estate market is large, and it is growing. Yet, healthcare REITs collectively own less than 10% of the market. As a result, we see continued opportunities for expansion and growth. Moreover, public REITs, with their low cost to capital, are winning an increasing share of transactions in the marketplace. Our combination with NHP creates the premier franchise in our industry, with an unrivaled ability to tap into this exciting opportunity.
Healthcare real estate is the beneficiary of many positive trends. First, demand is growing from the 79 million baby boomers who start to turn 65 this year. Second, the over 85 population is growing at three times the rate of the general population. Demand for healthcare real estate is also expected to be fueled by 32 million uninsured individuals gaining access to the healthcare system, beginning in 2014. At the same time, the supply of healthcare assets is constrained, with limited new development during the past few years and scarce permitting activity in the current environment. This combination of growing demand and limited supply creates some of the best underlying fundamentals in the entire real estate industry.
So, from our perspective there is no better place to invest today than in the combined Ventas NHP. Let me tell you why. We believe that to win in our market, the most important criteria are size and scale, portfolio quality, cost to capital advantage, balance sheet strength and flexibility, internal and external growth, and superior dividend growth, and an experienced and investor-focused management team. Together with NHP, Ventas will be a clear leader in each of these categories. With respect to size and scale, the combination of Ventas and NHP will create the leading healthcare REIT in the United States, and one of the largest publicly-traded REITs overall. Together, we will have an equity value of approximately $17 billion and enterprise value of approximately $23 billion, and Ventas will solidify its position as the largest owner of seniors housing nationally.
The combined Company will generate $1.3 billion annually in NOI, and own more than 1,300 properties in 47 states, the District of Columbia and two Canadian provinces. In addition, we will have relationships with over 100 customers, creating the broadest portfolio of any healthcare REIT. With our enhanced scale, we will be well-positioned to compete for a wide spectrum of transactions, grow and invest in our existing relationships and mine high return redevelopment opportunities in our existing portfolio. Our combined portfolio will be high quality and boast greater diversification across all key measures including geography, asset types, tenant-operator mix and operating model.

First, tenant diversification. Post closing, no single tenant or operator will account for more than 19% of our NOI, and our top three tenants will account for approximately 46% of our NOI, improved from 66% in our current portfolio. We will be very diverse, and we will also have top tenants and operators including Atria, Brookdale, Kindred and Sunrise. Importantly, our Company will derive fully 70% of our cash flows from private pay assets, with seniors housing accounting for approximately 55% of NOI and MOBs representing 11%.
From an operating model standpoint, our 197 Atria and Sunrise high-quality, high-growth senior housing communities will make up 26% of our NOIs. These assets are an important part of our internal growth story, and the combined Company will have the ability to increase those assets while maintaining excellent portfolio balance and reliability. Together with NHP, we are gaining important market coverage in the MOB space as well. As you know, MOBs have been a particular focus of ours since 2007, culminating in the acquisition of Lillibridge Healthcare Services.
NHP has almost five million square feet of medical office buildings, many of them newly constructed Class-A properties in major cities on the West Coast. We will also succeed to NHPs enviable pipeline arrangement with Pacific Medical, including NHP’s right to acquire over $1 billion of newly constructed medical office buildings at a discount to fair market value. Added to our Lillibridge portfolio, Ventas will own 14 million MOB square feet and into a coast-to-coast presence in medical office buildings, almost all on-campus and aligned with leading health systems and hospitals.
Finally, Ventas’ triple net leases will continue to have excellent cash flow coverage of 1.7 times across its diversified portfolio of seniors housing, skilled nursing and hospital assets. This coverage is consistent with Ventas’ strong historical cash flow coverage, and leads to stability and reliability in future cash flows of the combined enterprise. In sum, we will own the most diverse and broad portfolio of assets, customer relationships, MOBs and senior housing operating assets in our business. And, the combined Company will boast a tremendous balance sheet. This transaction will result in enhanced financial strengths and flexibility, and create positive ratings momentum.
Both Ventas and NHP have a track record of prudent balance sheet management. The combined Company will benefit from having the best credit profile among large healthcare REITs, including conservative leverage of approximately five times net debt to EBITDA, less than 30% of its enterprise value consisting of debt, low secured debt as a percentage of the firm and fixed charge coverage of over three times. As a result, we expect to enjoy significant cost of capital advantages in the way of lower debt costs. These lower debt costs will improve our earnings as we refinance our debt maturities and fund our future acquisitions.
As a result of our increased size, scale, quality and structure of our portfolio, lowered debt costs, the PMB pipeline and our relationships with over 100 customers, we believe the combined Company will maintain Ventas’ current attractive growth profile. Here are a few reasons why. First, the combined Company will have additional capacity for investments in higher growth seniors housing assets in management structures like our Sunrise and Atria portfolios. We believe these apartment-like cash flows from high quality communities in major metropolitan markets could, over time, represent over 30% of our total NOI. With the addition of NHP, our Atria and Sunrise managed communities will represent 26% of our business, creating an opportunity to accelerate the expansion of this portion of our business, while maintaining a sound balance in the overall Company between triple net leases, medical office buildings and operating assets.
Second, we believe we have the opportunity to redevelop or add to our existing assets, mostly in the 643 seniors housing assets we own, to create higher-returning lower-risk investments. The combined Company will continue to have meaningful same store NOI growth from contractual lease escalations in our triple net lease portfolios that have delivered value in good times and bad. And last but not least, we believe the combined acquisition teams will be powerful. In addition to Ventas’ nearly $4 billion in acquisitions announced in 2010, NHP completed over $900 million in acquisitions last year. NHP has nearly $250 million more closed or set to close by quarter end, and another $250 million in deals in the hopper.
These are just a few reasons we believe that Ventas will maintain a strong growth rate. We expect that Ventas will continue growing its dividend at above-average levels post closing while maintaining a best in class payout ratio. We have increased our dividend 8% annually on average since 2004, and we believe that a safe, growing dividend is an important component of delivering consistent superior total returns to shareholders.
Our management team exists to create value for stakeholders. This transaction represents a significant moment in our corporate history and it’s consistent with our focus on creating shareholder value through reliable growing cash flows from a high-quality diverse portfolio of seniors housing assets, prudent risk management, including maintaining an excellent balance sheet, and external growth. NHP marks our seventh major acquisition since 2007 and implements our strategic vision. We are proud that every transaction we have completed has resulted in greater value for our shareholders.
Let me assure you that we are laser-focused on completing both our previously announced acquisitions of 118 assets from Atria Senior Living Group which is on track to close in April of this year, as well as the NHP transaction with the same focused execution we’ve had in the past. The strategic benefits of this transaction are numerous and compelling. And the transaction is immediately accretive and deleveraging, as well as diversifying. So I strongly believe that every investor will want to own this combined enterprise. I would like to turn the call over to Doug, who will discuss the transaction from his point of view.

Douglas Pasquale - Nationwide Health Properties — CEO
Thanks, Debbie. I’m really very pleased to be here with you to celebrate this exciting combination, which I believe creates tremendous value for shareholders of both companies with future prospects that are truly impressive. For shareholders of NHP, Ventas is the right partner, bringing the right value at the right time. Let me tell you what I mean by that. Over eight months ago, leading up to our annual strategic planning retreat, I set out to determine how best to position NHP for the future continuing to provide best shareholder returns possible over the coming decade.
We felt scale, growth, diversification, balance sheet strength and cost of capital would become increasingly important in an industry we believe will become even more competitive. While we were very pleased with our continued strong performance and prospects for the future, we embarked on a thoughtful and thorough process to carefully determine whether there was a partner that could accelerate our strategic plans, enhance our existing market position, create a sector-leading formidable competitor, and provide our shareholders value both today and well into the future, a partner with the same commitment to shareholder value, with complementary assets and a strong financial position.
We found all of that in Ventas, making this a fantastic combination. Ventas shares our legacy of financial strength and top-tier returns for shareholders. And when you put together our portfolios and our balance sheets, you will have a Company that benefits from stable and growing cash flows, increased diversification, a lower cost of capital and an unparalleled ability to compete for the full range of opportunities in the market, both large and small.
Finally, this transaction is financially compelling for our shareholders. Our investors will see value today as well as significant upside potential in the future. Based on Ventas’ closing stock price on Friday, the transaction represents a premium of approximately 15% over NHP’s closing stock price. This valuation is a result of all the hard work of NHP’s talented employees and Board of Directors whose efforts have delivered superior returns for shareholders for many years.
Consistent with the strength of our franchise, we have yet again delivered excellent results for the 2010 fourth quarter and full year, as we announce today, and 2011 as Debbie said, is already off to a terrific start. I have always had great respect for Debbie and Ventas, the consistent sector leader. I’m eager to work with the entire Ventas team to ensure a smooth transition, and to complete this transaction as expeditiously as possible. Debbie, back to you.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Thank you, Doug. I appreciate the kind words. Now let’s briefly review the deal terms. We are acquiring all of the outstanding shares of NHP in a stock-for-stock transaction valued at $7.4 billion, which is intended to be tax-free to shareholders. Under the terms of our agreement, NHP shareholders will receive a fixed exchange ratio of 0.7866 shares of Ventas common stock for each share of NHP common stock they own.
Upon closing of the transaction, Ventas shareholders are expected to own approximately 65%, and NHP shareholders approximately 35% of the combined Company. Importantly, the transaction is immediately accretive to FFO and FAD. We also expect this transaction to generate annual operating cost synergies of about half of NHP’s current G&A, or approximately $15 million in the first year following closing.
Completion of the transaction, which we expect to occur in the third quarter of 2011, is subject to the approval of shareholders of both companies and satisfaction of other customary closing conditions. We are confident that we will maintain our strong track record of successfully integrating acquisitions and meeting our targets. We look forward to leveraging the talents of our combined organization. At the closing of the transaction, we will welcome three directors from NHP, including Doug, to our expanded Board, which will bring our Board to a total of 13 members.
Before we open the call for your questions, I would like to reiterate why we are so excited about this transaction with NHP and the value it will create for all stakeholders of the combined Company. Together, we will have increased scale, liquidity and a quality portfolio of diverse assets, including a 70% private pay asset base. We will benefit from an improved credit profile, cost of capital advantage, and a secured dividend with superior growth potential. Our MOB and acquisition platforms will be second to none. Taken together, these competitive advantages will allow us to build on our shared history of success with integrity, as we continue delivering superior returns to our shareholders. Melissa, with that, we will be happy to open up the call for our questions.

Q U E S T I O N S A N D A N S W E R S
Operator
Thank you. (Operator Instructions).Your first question comes from Michael Bilerman of Citi.

Michael Bilerman - Citigroup — Analyst
Hi, Good morning. And (inaudible) is on with me as well.Doug, just a question for you in terms of process. I think you talked about coming to the realization your strategic plan about eight months ago, of where you wanted to get to, and that Ventas was the right partner and you sort of at the end talked about the value to shareholders both today with the premium and the go-forward. Can you talk a little about the auction process that you ran, how many people were involved and how do you see that evolving over time?

Douglas Pasquale - Nationwide Health Properties — CEO
Listen, it’s a great question. Debbie and I just got married, and there is no way I am going to reveal my dating history. We conducted a very thorough and thoughtful process. NHP as you know, is in terrific position. And you want to take actions that are as important as this from a position of strength. And we were pleased with what we had done, and we were thrilled about our prospects, but as I mentioned, we were really looking for ways to accelerate into the great opportunities that were ahead of us. Debbie and I have shared a vision for a long time about the fantastic position that health care real estate is. We think it’s the best sector in real estate, as Debbie said. It’s a great opportunity, and so we went through this process and we couldn’t be more happy that we teamed up with Ventas.

Michael Bilerman - Citigroup — Analyst
And then Debbie, just from a perspective of accretion, can you talk a little bit about, you mentioned $15 million of synergies, but I got to assume that there is pretty much significant transaction costs and change of control on the NHP side, and then just going through NHP’s results this morning, there is obviously the reduced rent from Hearthstone which is almost about half of the synergies for next year, and based on the multiple that you are paying, it would seem that there is — you talked about it being immediately accretive, can you get through the math as to how that is, especially when you layer in all the transaction costs you need to finance and where the FFO is.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Okay. We have a tremendous cost to capital advantage at Ventas. We were able to use that in the stock-for-stock relative value deal in order to make the transaction both accretive and deleveraging. If you — we have underwritten the contractual cash flows going forward,and believe that we are paying about an 18 times 2011 FFO pre-synergy number which is — we are quite comfortable with. And that does create accretion.

Michael Bilerman - Citigroup — Analyst
So, what are the transaction costs in getting there, and I guess is the FFO adjusted for the Hearthstone rent reduction?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Absolutely. We have underwritten the going-forward cash flows of the Company which as we mentioned, NHP has completed over $900 million of acquisitions last year and then almost $250 million set to close this quarter and then another $250 million sort of in the hopper. So, we believe that with the synergies and with the price that we paid with the cost to capital advantage we have, we will be able to make this transaction financially accretive and attractive for our shareholders as well as NHP’s.

Michael Bilerman - Citigroup — Analyst
Transaction costs?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
As in any public company, the transaction costs will be significant. We have obviously modeled those costs into the go-forward and the results remain the same. Accretive.

Michael Bilerman - Citigroup — Analyst
Thank you.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Thank you.

Operator
Your next question comes from Jerry Doctrow of Stifel Nicolaus.

Jerry Doctrow - Stifel Nicolaus — Analyst
Thank you. Is there a break up fee?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Yes. We have an excellent merger agreement and a break up fee of about $175 million, which is 3% of the equity value.

Jerry Doctrow - Stifel Nicolaus — Analyst
Okay. And then Debbie, just a little broader, so as you think of the world going forward and sort of health care REITs and you are growing from a lot bigger base, but I think if I understood what you were saying, you still believe you can get the same kind of growth that Ventas is getting sort of pre-acquisitions.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Yes.

Jerry Doctrow - Stifel Nicolaus — Analyst
So, maybe a little more color on how you see sort of the — if you will, the one-off deals versus the continued opportunity for other strategic things. It sounded like you were telling about stepping up your senior housing. Now that it will be down to 26 up to 30, if I understood. Just a little more color about how you drive growth. One of the questions of investors is going to be, how does this behemoth now sort of grow. Are there other sectors like life science you get into, just any more color there will be helpful.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Well again, I do believe that we are creating something of a juggernaut, and that’s a positive thing. We are combining really some great strengths particularly around the acquisition platform where we have large complex any level deal experience with this being our seventh one since 2004. NHP has great tenant relationships which is a proprietary pipeline, if you will, and a great acquisition team that has specialized in really regional quality acquisitions that have been higher yielding and excellent risk-adjusted returns.
I think you put those things together and this enterprise really can drive future growth. I think the really exciting thing about health care, Jerry, is that while, yes, you can say Ventas has achieved tremendous scale and size with the $23 billion enterprise value, we are in a huge fragmented growing sector. And so, I continue to believe that we can really realize on a lot of opportunities within the health care real estate space as we look forward to this next decade of excellence.

Douglas Pasquale - Nationwide Health Properties — CEO
I think Debbie the penetration raters for health care real estate relative to the total pool of available real estate is relatively small compared to the other sectors, so there is a lot of upside, just as you were saying.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
And Jerry again, with the ratings momentum, I think we will lower our cost of debt. That will in turn obviously improve our refinancing opportunities as well as the cost as we fund new acquisitions which will be a virtuous circle. And we believe we can increase senior housing operating assets in the near term, because — and we can still keep the portfolio in excellent balance. Those are just some of the ways I think we can maintain a good growth rate to deliver consistent superior returns, and continue to increase the dividend that is above average levels.

Jerry Doctrow - Stifel Nicolaus — Analyst
And then coming back to accretion. Should, the way we should think about it since you paid I guess as you think about the numbers and I think you said you paid about your current multiple. So the accretion will come from primarily from those synergies, and that you were talking about taking out, is that the right way to think about it?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Yes. We expect a deal to be about 2% accretive on an annual basis to our FFO, and more than that on an FAD basis, because a lot of the assets we are acquiring have cash flows with no accompanying capital expenditure requirements. And so that’s how we see the accretion going forward.

Jerry Doctrow - Stifel Nicolaus — Analyst
All right. Thank you.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
You’re welcome.

Operator
Your next question comes from Jeff Spector of Banc of America.

Jeffrey Spector - BofA Merrill Lynch — Analyst
Good morning. Thank you. A few questions, please. Just quickly, on the $250 million of NHP’s acquisitions set to close and the $250 million in the hopper, any risk to those closing, or what you are working on?

Douglas Pasquale - Nationwide Health Properties — CEO
We really feel that there is a high probability that those will get closed. We are very confident about that.

Jeffrey Spector - BofA Merrill Lynch — Analyst
Okay. And then Debbie, does this change any thoughts on your — how you are rolling up in integrating Lillibridge?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
It doesn’t. Lillibridge is a wholly-owned integrated owner manager and developer of on-campus medical office buildings with highly rated health care systems. Most of our nine million square feet of medical office is in the Midwest. PMB really is a free-standing development company with whom NHP has very attractive and enviable contractual relationships, to acquire over $1 billion of newly constructed MOBs on campus on the west coast for below a fair market value. So those I think will continue operating in their current situation. And the great thing is they are very complimentary from a geographical standpoint.

Douglas Pasquale - Nationwide Health Properties — CEO
It was really to me a little surprising how complementary they were. There was just almost no overlap.

Jeffrey Spector - BofA Merrill Lynch — Analyst
Okay, and then are you planning to keep the entire NHP portfolio, or are you reviewing possibly exiting some geographies or some of the assets?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
I mean, at the present time, we are counting on really owning all of the assets, but over time, I think we will be a disciplined recycler of capital, and we would look at the whole combined portfolio, really to create the best opportunities to do so.

Jeffrey Spector - BofA Merrill Lynch — Analyst
And then just last question, I just want to confirm on the structure again. Strictly equity, you mentioned, of course, deleveraging and I think you said it’s tax-free. Are these the main reasons why you guys chose this structure?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
We think this structure really is the best structure to create value for both sides. It’s a relative value, tax-free exchange of our stock for NHP stock, and that allows us to have an accretive transaction that also delevers the balance sheet, allows NHP to enjoy an immediate premium, and also upside in the combined enterprise, and our shareholders will enjoy 65% of the upside in the combined enterprise going forward.

Jeffrey Spector - BofA Merrill Lynch — Analyst
Thank you. I’m sorry. And then one more question. Can you mention, NHP I don’t think provided guidance this morning. Can you mention the 2011 FFO number that you targeted?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
As we get closer to closing, we will be able to provide you with combined projections.

Jeffrey Spector - BofA Merrill Lynch — Analyst
Okay. Thank you.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Thank you.

Operator
Your next question comes from Dustin Pizzo of UBS.

Ross Nussbaum - UBS — Analyst
Debbie and Doug, it’s Ross Nussbaum here with Dustin. A couple of questions, Debbie, as you underwrote the transaction, did you envision Hearthstone continuing under a sale leaseback or did you intend to move that over to a RIDEA structure, and part B of that is would you envision doing with other arrangements that NHP currently has?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
I think what’s great about what Doug and his team have executed with Hearthstone is that they’ve reset the rent level at a sustainable rent level and really have a good go-forward rent stream. But also created optionality in the event that we do want to change to a RIDEA structure or make other changes. So, we have a sustainable rent stream and optionality going forward. And we will be looking at that situation together to decide the best outcome.

Ross Nussbaum - UBS — Analyst
Okay. Doug, can you discuss what are the yields on the, call it, $500 million of acquisitions you have got brewing. How are they being financed and what’s the mix by asset type?

Douglas Pasquale - Nationwide Health Properties — CEO
Yes, about 8.5% yield, Ross.

Ross Nussbaum - UBS — Analyst
And the mix in terms of (inaudible) MOBs?

Douglas Pasquale - Nationwide Health Properties — CEO
It’s about equal right now.

Ross Nussbaum - UBS — Analyst
And how are you planning on financing those?

Douglas Pasquale - Nationwide Health Properties — CEO
In the typical way, although now with the merger brewing, we will probably finance them off of our line, and Debbie and I will be working in tandem with that to make sure that we do things looking far out into the future in how we want to put things together.

Ross Nussbaum - UBS — Analyst
And Debbie, that leads me to sort of the bigger strategic question which is, we’ve seen a lot of transactions in the last six months in the assisted living space where cap rates have been let’s call it seven, a little under seven. We seen evidence of SNIFs around nine. Doug was able to accomplish nearly $1 billion of transactions last year at mid-eight cap rates. Why not go the route of consolidating the health care sector on a more one-off basis, as opposed to paying a pretty big premiums to those kind of yields in this transaction?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Well Ross, we are very comfortable again with the valuation we are paying. We are acquiring much more than a collection of assets. We are acquiring a great company, and putting two great companies together, and we are doing it in a way that is both balance sheet friendly and accretive to our shareholders, and any day of the week I view that as a big win. We are also very comfortable on a per unit and per-square-foot metric basis in terms of the valuation. But I think the most important thing is we do intend to do exactly what you said.
We are putting together these two platforms of acquisition capabilities, track records, relationships and so I think we can sort of hit them high and hit them low, and by that I mean Ventas will have its great big deal, high entity level, highly-structured acquisition capabilities. And NHP will really bring those regional relationships and their deal team, which is excellent at asset acquisitions. And I think that is going be a powerful combination.

Douglas Pasquale - Nationwide Health Properties — CEO
And I believe we are going to be able to expand on the regional base together, because I think it will only get better from here.

Operator
Your next question comes from Rich Anderson of BMO Capital Markets.

Rich Anderson - BMO Capital Markets — Analyst
Thanks. Good morning and congratulations.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Thank you.

Douglas Pasquale - Nationwide Health Properties — CEO
Thank you.

Rich Anderson - BMO Capital Markets — Analyst
And Doug, where is the DVD? I don’t know where — I can’t find the DVD.

Douglas Pasquale - Nationwide Health Properties — CEO
(laughter) It’s in joint production.

Rich Anderson - BMO Capital Markets — Analyst
In our note this morning, I misspoke a typo, I said 22% MOBs, I know it’s 11% and I’m curious to you, Debbie, when you think of future transactions, how do you see your portfolio changing from where it is pro forma today with this combination? Do you see an opportunity to upsize the MOB in particular exposure?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Yes, and this is a little bit of a follow on to Ross’ comment and question. We do see investing more in high quality MOBs and have the great pipeline arrangement with PMB to do so at below fair value for newly constructed assets; we have our Lillibridge platform and relationships and then again, we have now, and is that topic we have discussed, we have got the seniors housing operating assets which you know I love and believe deserve apartment valuations. We have that at 26% of the portfolio. And we believe we can accelerate growth in that area, given where we will be with the NHP acquisition. So I think all of those, coupled with our lower costs of debt capital and higher ratings should make for a recipe for success.

Rich Anderson - BMO Capital Markets — Analyst
Okay. And there is other — might as well say it, there is the health care realties in the world that are out there. I don’t know if you have bitten too much at this point or feel you still have the time on your side, to continue to go down and do big entity level things even today.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Look, we have been a very disciplined and a very successful acquirer over a long period of time. And we believe this combined company is going to be able to look at every acquisition, large, small, asset, entity, operating, triple net lease, MOBs, et cetera. And that’s what we are really looking forward to.

Rich Anderson - BMO Capital Markets — Analyst
Okay. Besides Doug moving on to the Board, have you identified the other two board members and what happens to the other senior-level folks at NHP?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Well we are looking really forward to combining the Boards and that will be at a process that we go through with our governance committee to identify the two additional board members. And what we are really focused on right now is the upside potential of the combined company. As you know, NHP has fewer than 40 employees. And I will let Doug discuss the balance of your question.

Douglas Pasquale - Nationwide Health Properties — CEO
We are going to step back and really figure out the best transition plan, and do everything we can to facilitate that, and to get to where we need to be. And both Companies have tremendous talent. We just need to really figure out how best to put it together.

Rich Anderson - BMO Capital Markets — Analyst
Okay. Is there any standstill language, I’m thinking back to the Sunrise REIT issues that happened as their fiscal — you did that deal, related to some third parties that could preclude them to getting involved? Or can you comment on that?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Well, we have an excellent merger agreement. You can read all about that in our public filings, and as I mentioned, $175 million break up fee.

Rich Anderson - BMO Capital Markets — Analyst
Okay. But no — okay, I will review the document. And then lastly, you mentioned diversity and you then mentioned 46% of your NOIs with your top three tenants, which to me isn’t — while it doesn’t speak too much to diversification, I assume you are looking to get that number down over time. What would be a comfort level for you in terms of diversification by tenant ,when I’m think being that 46% number in the top three tenants.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Well, I mean, I think we have great diversification if you see our slides on page seven, you will see what I mean by that. And importantly those top four tenants are really leading in each of their respective sectors with Kindred, Atria, Brookfield and Sunrise, and I think our diversification is by geography, by asset type, by payor source, 70% private pay and these leading tenants I feel great about it. Now almost by definition, as we continue to grow, those pieces of the pie will become more diverse, but that will be an outgrowth. We really like the company that we will have on day one and I think it’s terrific diversification on every metric.

Operator
Your next question comes from Brian Sekino of Barclays Capital.

Brian Sekino - Barclays Capital — Analyst
Hello. Good morning.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Good morning.

Brian Sekino - Barclays Capital — Analyst
Can you tell us the details on your assumptions on the legacy NHP debt in your accretion model?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
We are assuming that we will refinance the near-term NHP debt at a lower cost as we look to improve our ratings and drive down our cost to debt.

Brian Sekino - Barclays Capital — Analyst
Okay. And on the $15 million of savings, I know there is a lot of — most of the senior housing is triple net lease. Is that essentially from lower G&A costs for —

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Yes, yes. We were talking about approximately half of the ongoing NHP G&A in cost synergies.

Brian Sekino - Barclays Capital — Analyst
And then just on maybe just some color in terms of how you look at senior housing assets differently, and how you decide to use the operating lease structure versus the triple net lease going forward, as you look to move forward at the senior housing.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
I will answer that and I think we have time for maybe one more question. We are maybe — or maybe two. And this is an important question. I mean, we believe that the most important thing is to put your highest-quality, highest-growth, best operators, best markets in the management structures for seniors housing operating assets. We really love the seniors housing business. It’s poised, it has great supply demand fundamentals as I outlined, and we are pleased that I think 55% of the Company’s combined NOI will be in seniors’ housing.
We will obviously, as I mentioned, continue to look at triple net leases on seniors’ housing as well, in those appropriate circumstances. And given the combined Company’s profile, we will be able to really structure any deal really of any size in any way that works for the seller and the buyer as we continue to move forward.

Operator
Your next question comes from Rob Mains of Morgan Keegan.

Robert Mains - Morgan Keegan & Co., Inc. — Analyst
Yes. Thanks. Glad I was able to make it in under the gun. There is a $15 million in synergies you said that’s G&A. So, am I correct in inferring that any kind of improvement you can make on the interest rates you are paying on the NHP debt will be additionally accretive?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Yes, you are correct, Rob.

Robert Mains - Morgan Keegan & Co., Inc. — Analyst
Okay and then Doug, could you remind us Hearthstone, is that triple net? I’m sorry, is that straight line? Sorry. It’s early.

Douglas Pasquale - Nationwide Health Properties — CEO
No. We’ve reserved for the straight line rent on Hearthstone.

Robert Mains - Morgan Keegan & Co., Inc. — Analyst
Okay. All right. That’s all I had. Thanks.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Thank you for joining. Okay, one more question.

Operator
Your final questions come from Karin Ford of KeyBanc.

Karin Ford - KeyBanc Capital Markets — Analyst
Hi, good morning, Deb.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Good morning.

Karin Ford - KeyBanc Capital Markets — Analyst
Can you just mention how confident you are based on your initial conversations with the rating agencies, that there could be a ratings upgrade for the combined company and what the time frame might be on that?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
I have to tell you know that Ventas and NHP have really run their companies in a very similar way. We both prize the value that financial strength and flexibility brings. When we sat down with the combined profile of the Company, it is an absolutely killer profile. We have had preliminary discussions with the rating agencies. They understand that we are committed to moving up the ratings curve. And I believe that we will merit a significant ratings increases, and believe we will be able to demonstrate that as we meet in detail with the three rating agencies.

Karin Ford - KeyBanc Capital Markets — Analyst
Helpful. And just finally, do you see any benefits to the scale in negotiating with tenants, allow what we oftentimes see in the retail space or is there just no benefit to having a bigger portfolio in negotiating with your tenants?

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Well, what I think is really the benefit is that we have over these 100 customer relationships that are positive relationships. And so, we would hope and expect that we would grow those relationships, because I mentioned, is a sort of internal proprietary kind of pipeline. And that, I think is the real opportunity. Remember what I said, Karin, is health care this is huge market, over $700 billion in assets. Highly fragmented, and all the health care REITs in total don’t own more than 10%. So that creates a great opportunity for growth going forward. And we have great relationships that we think we can use to accelerate in the combined companies.

Douglas Pasquale - Nationwide Health Properties — CEO
And don’t forget, it’s a cost to capital game at the end of the day, and with our improved cost to capital, we will be able to offer our customers better terms and still have terrific margins.

Debra Cafaro - Ventas, Inc. — Chairman, President and CEO
Okay, I want to thank everyone on behalf of the combined Ventas-NHP teams for joining us here today. We very much look forward to continuing our discussions with you, and seeing you all soon.

Operator
Thank you for participating in today’s conference call, you may now disconnect.

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Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward-looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Readers of these materials are cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to: (a) the ability and willingness of the Company's tenants, operators, borrowers, managers and other third parties to meet and/or perform the obligations under their various contractual arrangements with the Company, including, in some cases, their obligations to indemnify, defend and hold the Company harmless from and against various claims, litigation and liabilities; (b) the ability of the Company's tenants, operators, borrowers and managers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (c) the Company's success in implementing its business strategy and the Company's ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments, including those in different asset types and outside the United States; (d) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (e) the ability of the Company's operators and managers, as applicable, to deliver high quality services, to attract and retain qualified personnel and to attract residents and patients; (f) the Company's ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations; (g) risks associated with the Company's senior living operating portfolio, such as factors causing volatility in the Company's operating income and earnings generated by its properties, including without limitation national and regional economic conditions, costs of materials, energy, labor and services, employee benefit costs, insurance costs and professional and general liability claims, and timely delivery of accurate property-level financial results for those properties; and (h) the other factors set forth in the Company's periodic filings with the Securities and Exchange Commission.

Additional Information about the Proposed Transaction and Where to Find It This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Ventas and NHP expect to prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to Ventas's proposed acquisition of NHP. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Ventas and NHP with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas's website at www.ventasreit.com, and copies of the documents filed by NHP with the SEC are available free of charge on NHP's website at www.nhp-reit.com. Ventas, NHP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ventas's and NHP's shareholders in respect of the proposed transaction. Information regarding Ventas's directors and executive officers can be found in Ventas's definitive proxy statement filed with the SEC on March 19, 2010. Information regarding NHP's directors and executive officers can be found in NHP's definitive proxy statement filed with the SEC on March 25, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC's website and from Ventas or NHP, as applicable, using the sources indicated above.